OMB APPROVAL
OMB Number: 3235-0116
Expires: September 30, 2007
Estimated average burden hours per response ... 6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007 .
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

NAM TAI ELECTRONICS, INC.
Fourth Quarter Results and Analyst Conference Call
VANCOUVER, CANADA — January 5, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced the expected date of release of the fourth quarter results and analysts conference call.
Fourth Quarter Results and Analyst Conference Call
Nam Tai will release its unaudited fourth quarter results for the period ended December 31, 2006 on Monday, February 12, 2007 at 7:00 a.m. Eastern Time.
It will also hold a conference call on Monday, February 12, 2007 at 8:00 a.m. Eastern Time for analysts to discuss the fourth quarter 2006 results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (651) 291-0900 just prior to its start time. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the investor relations office at 1-800-661-8831 no later than 5:00 pm. Eastern Time on Friday, February 9, 2007. Users will be asked to register with the conference call operator.
Dividend Reminder
The payment date for the fourth quarter dividend of $0.38 per share is on or before January 21, 2007, payable to shareholders of record as of December 31, 2006. The record date for the first quarter dividend of $0.21 per share is March 31, 2007 and the payment date is on or before April 21, 2007.
Management Development
The Board of Directors is pleased that it has been able to recruit and appoint Mr. Warren Lee as Nam Tai’s new Chief Executive Officer (“CEO”). However, Nam Tai has not yet recruited a suitable individual to serve as the Company’s new Chief Financial Officer (“CFO”). As announced on January 10, 2006, Ms. Patinda Lei agreed to act as Nam Tai’s CEO and CFO, but such position was intended to be on an interim basis until December 31, 2006. Ms. Lei, Chairman of Zastron Precision-Tech Limited (“Zastron”), a wholly-owned subsidiary of Nam Tai, has been with Nam Tai for 17 years and is responsible for the growth of the flexible printed circuit business. The Board of Directors regards highly Ms. Lei’s performance in acting as group CEO and CFO, and has requested that she continue to act as CFO pending Nam Tai’s location and engagement of a new CFO. Ms. Lei has advised the Company’s Board that she is pleased to continue to serve as acting CFO and looks forward to the additional challenges and experience that she expects to gain by continuing in that position.
To support Ms. Lei in her dual role as Nam Tai’s group CFO and as Zastron’s Chief Executive Officer, which involves additional responsibilities of not only overseeing Zastron’s near- and long-term business, but also managing the implementation of its aggressive expansion plans that are currently targeted to occur in two China cities, the Board of Directors has requested that Mr. M.K. Koo, founder of Nam Tai, continue as Nam Tai’s non-executive Chairman and postpone his previously announced retirement from that position scheduled for December 31, 2006, until June 2007, when the Company holds its annual shareholders meeting. Mr. Koo has responded positively to the Board’s request and plans to continue to support and help direct Nam Tai’s expansion plans as well as assist Ms. Lei in her position as group CFO. Because Mr. Koo has agreed to remain as non-executive Chairman, Mr. Charles Chu will not assume the additional duties of Chairman that he anticipated undertaking during the period between Mr. Koo’s scheduled retirement and Nam Tai’s next annual meeting of shareholders. He is remaining as a non-executive member of the Board of Directors
Mr. Koo has agreed to continue to serve as the Company’s non-executive Chairman until Nam Tai’s 2007 annual shareholders’ meeting, at which time he has advised that he currently plans to retire from the Company’s Board of Directors as was previously announced on August 1, 2006. The Company anticipates that the additional time between now and its 2007 annual meeting of shareholders will provide it with a better opportunity of locating and attracting a suitable candidate to serve as Nam Tai’s CFO.
About Nam Tai Electronics, Inc.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headsets for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date January 19, 2007	By:	/s/ Warren Lee
		Name:	Warren Lee
		Title:	Chief Executive Officer